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                                                                      EXHIBIT 11

                             CMS ENERGY CORPORATION
                       COMPUTATION OF EARNINGS PER SHARE
                     IN MILLIONS, EXCEPT PER SHARE AMOUNTS


Basic earnings per share represents net income (loss) available to the common shareholders divided by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share reflects additional common shares that would have been outstanding if potential dilutive shares had been issued. The effects of converting the trust preferred securities and outstanding stock options of .2 million for both 2001 and 2000 were not included in the computation of diluted earnings (loss) per share because to do so would have been antidilutive.

The computation of earnings (loss) per average common share for the years ended December 31, 2002, 2001 and 2000, respectively, are noted below as follows:

                                                                                   Year Ended December 31,
                                                                      ----------------------------------------------
                                                                                        As Restated      As Restated
                                                                        2002                2001              2000
                                                                        ----                ----              ----
Loss from continuing operations                                        ($416)              ($236)             ($40)
Discontinued operations, net of $167 tax benefit in 2002, $93
  tax in 2001 and $33 tax in 2000                                       (222)               (210)               83
Cumulative effect of change in accounting for derivative
  instruments, net of $10 tax in 2002 and $- tax in 2001                  18                  (2)                -
                                                                      --------------------------------------------

Net income (loss) applicable to basic and diluted earnings per
  average common share                                                 ($620)              ($448)              $43
                                                                      ============================================

Average common shares outstanding - basic and diluted                  139.0               130.7             113.1
                                                                      ============================================

Net income (loss) per basic and diluted average common shares:

  Loss from continuing operations                                     ($2.99)             ($1.79)           ($0.35)
  Income (loss) from discontinued operations                           (1.60)              (1.61)             0.73
  Income (loss) from change in accounting                               0.13               (0.02                 -
                                                                      --------------------------------------------

Basic and diluted earnings (loss) per average common share            ($4.46)             ($3.42)            $0.38
                                                                      ============================================
